September 17, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Touchstone Strategic Trust (the “Trust”)
(File Nos. 002-80859 and 811-03651)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 192 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Touchstone Sands Capital Emerging Markets Growth Fund (the “Fund”). The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”).

Touchstone is filing the Amendment in connection with the addition of two new share classes of the Fund: Classes A and C shares. The Fund currently offers Class Y and Institutional Class shares pursuant to a separate registration statement. Touchstone notes that it filed, and the Commission reviewed, another 485(a) filing for the Fund in May/June 2018 relating to the addition of prior performance data for the Fund's investment sub-advisor.

Upon effectiveness of the Amendment, the Fund's registration statement relating to Classes A and C shares will be filed under Rule 485(b) under the 1933 Act, with an effective date 60 days from today's date (i.e., November 16, 2018).

Please direct any comments or questions related to this filing to the undersigned at (513) 357-6029.

Best regards,

/s/Meredyth Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel, Touchstone Funds